Exhibit 3.5

AGREEMENT TO AMEND AND EXTEND
CLOSE CORPORATION OPERATING AGREEMENT

Background

     Block Communications, Inc. operates under a Close Corporation Operating Agreement, which is governed by Ohio Revised Code Section 1701.591.

     The original Close Corporation Operating Agreement was made and entered into on December 12, 1988, and on its terms was to expire on October 15, 1994. (The original agreement is Appendix A to this Agreement.) Before that expiration date, the Close Corporation Operating Agreement was amended and extended, in accordance with its terms and with Ohio law. (The Agreement to Amend and Extend Close Corporation Operating Agreement is Appendix B to this Agreement.) Under the terms of that extension, the Agreement is to expire on December 31, 2004.

     The undersigned holders of the Corporation’s issued and outstanding stock and the members of the Block Communications, Inc. Executive Committee have concluded that amending and extending the Close Corporation Operating Agreement, as amended, will promote the objectives of the Corporation and the Shareholders, and therefore desire to extend the Close Corporation Operating Agreement, in accordance with its terms and Ohio law, for a term of five years.

The Agreement

     1. The Close Corporation Operating Agreement, as amended, is amended as follows:

     The following language is substituted for the next-to-last sentence of Section 1:

 “Three votes shall be sufficient to result in a binding Committee decision or recommendation except as follows:

 The following action would require unanimous consent of the Executive Committee, or the affirmative vote of three members of the Committee and the affirmative vote of the arbitrator provided for under Section 7 of this Agreement:

The sale of a Major Operating Division of the Company. For purposes of this provision, each of the following is a Major Operating Division:

The Toledo Blade Company
PG Publishing Company
Buckeye Cablevision, Inc.
Buckeye Telesystem, Inc.

This provision with respect to the sale of a Major Operating Division shall supersede any provision of this Agreement or the Code of Regulations to the contrary, including but not limited to the provision of Section 3 (iii) of the Agreement referring to decisions that require two-thirds vote of the voting shareholders, and Section 4(F) of this Agreement relating to the Board’s powers with respect to an outside offer to purchase the shares or assets of the Corporation.”

     2. Except as amended by Section 1 of this Agreement, the Close Corporation Operating Agreement, as amended and extended in October 1994, remains in full force and effect.

     3. The Close Corporation Operating Agreement, as amended, continues until January 1, 2010, subject to the provisions of paragraph 9, as amended.

     4. This Agreement is binding and operative when executed by individuals whose agreement to extend the Close Corporation Operating Agreement is legally sufficient, under the terms of Section 9 of the Close Corporation Operating Agreement and the terms of Ohio Revised Code Section 1701.591, to effect that extension.

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